UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

New Peoples Bankshares, Inc.

(Name of Issuer)

Common Stock, par value $2 per share

(Title of Class of Securities)

64801P101

(CUSIP Number)

C. Todd Asbury

Executive Vice President and Chief Financial Officer

New Peoples Bankshares, Inc.

67 Commerce Drive

Honaker, Virginia 24260

(276) 873-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64801P101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blaine Scott White
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,453,057
	8.	SHARED VOTING POWER 181,216
	9.	SOLE DISPOSITIVE POWER 4,453,057
	10.	SHARED DISPOSITIVE POWER 181,216
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,634,273
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.52%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 64801P101	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

The name of the issuer is New Peoples Bankshares, Inc., a Virginia bank holding company headquartered in Honaker, Virginia (the “Issuer”). The address of the Issuer’s principal executive offices is 67 Commerce Drive, Honaker, Virginia 24260. This Schedule 13D relates to the Issuer’s common stock, par value $2 per share.

Item 2.	Identity and Background.

(a)	Blaine Scott White (“Mr. White”)

(b)	P. O. Box 520

Castlewood, Virginia 24224

(c)	Mr. White is self-employed as a cattle rancher in Castlewood, Virginia and is also a private investor.

(d)	During the last five years, Mr. White, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. White, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.	Source or Amount of Funds or Other Consideration.

On December 28, 2012, 1,475,933 shares of the Issuer’s common stock were issued to Mr. White as a result of his investment in the rights offering of common stock of New Peoples Bankshares that closed on December 20, 2012. Mr. White through indirect purchases in the rights offering acquired 161,000 additional shares of common stock. Mr. White was awarded an additional 295,186 warrants to purchase common stock. Through indirect purchases of related parties, an additional 20,216 warrants were awarded. Total shares of common stock after the completion of the stock offering is 3,757,834 shares directly owned and 161,000 indirectly owned. Total warrants to purchase common stock directly owned are 687,163 and indirectly 20,216. Total stock options to purchase common stock were 8,060 options.

Item 4.	Purpose of Transaction.

Mr. White and his indirect related parties participated in the common stock rights offering of the Company to increase his investment in the organization.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Mr. White beneficially owns 4,634,273 shares of the Issuer’s common stock, which represents approximately 20.52% of the outstanding shares of the class. Of this amount 707,379 shares represent Common Stock Warrants issued to Mr. White as a result of the conversion of the loan into the Issuer’s common stock in September 2012 and participation in the common stock rights offering that closed on December 20, 2012. 8,060 shares represent stock options issued to Mr. White.

(b)	Mr. White has sole voting and dispositive power with regard to 4,453,057 shares of the Issuer’s common stock. Mr. White has shared voting and dispositive power with regard to 181,216 shares of the Issuer’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. White is a member of the Board of Directors of the Issuer. From time to time Mr. White may have banking transactions with the Issuer’s banking subsidiary New Peoples Bank, Inc.

Item 7.	Material to Be Filed as Exhibits.

Not Applicable.

CUSIP No. 64801P101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2013	By:	/s/ Blaine Scott White
Blaine Scott White